                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 1-5725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Nichols 401(k) Savings Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Quanex Corporation
          1900 West Loop South, Suite 1500
          Houston, TX 77027
          (713) 961-4600

INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Nichols 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols 401(k) Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

June 2, 2000

                               QUANEX CORPORATION
                          NICHOLS 401(k) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             DECEMBER 31,
                                                   -------------------------------
                                                       1999               1998
                                                   ------------       ------------
Assets:
     Investments at fair value (see Note C)        $ 48,402,820       $ 38,026,247

     Participant loans                                1,337,227          1,229,915

     Employee contributions receivable                  247,411            234,379
     Employer contributions receivable                  166,134            164,861
                                                   ------------       ------------
                                                        413,545            399,240
                                                   ------------       ------------

Net assets available for benefits                  $ 50,153,592       $ 39,655,402
                                                   ============       ============


                       See notes to financial statements.

                               QUANEX CORPORATION
                          NICHOLS 401(k) SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1999            1998
                                                            -----------     -----------
Investment income:
     Interest and dividends                                 $ 3,862,136     $ 2,080,681
     Net appreciation in fair value
        of investments (see Note C)                           3,642,196       4,948,885
                                                            -----------     -----------
                                                              7,504,332       7,029,566
                                                            -----------     -----------

Contributions:
     Employer (net of forfeitures)                            1,514,639       1,416,755
     Employee                                                 2,159,361       1,811,540
                                                            -----------     -----------
                                                              3,674,000       3,228,295
                                                            -----------     -----------

Interest on participant loans                                   104,839         101,302
Transfer of assets and participants' loans from the
  Decatur Aluminum Corp. Salaried Employees 401(k) Plan       1,126,088              --
                                                            -----------     -----------
                    Total additions                          12,409,259      10,359,163
                                                            -----------     -----------
Benefit payments                                              1,904,939       2,454,009
Administrative fees (see Note D)                                  6,130           6,191
                                                            -----------     -----------
                    Total deductions                          1,911,069       2,460,200
                                                            -----------     -----------

Increase in net assets available
  for benefits                                               10,498,190       7,898,963

Net assets available for benefits:
     Beginning of year                                       39,655,402      31,756,439
                                                            -----------     -----------
     End of year                                            $50,153,592     $39,655,402
                                                            ===========     ===========



                       See Notes to financial statements.

                               QUANEX CORPORATION
                           NICHOLS 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, sponsored by Quanex Corporation (the "Company") and Nichols Aluminum - Alabama, Inc., was established on October 1, 1987, and was amended and restated in its entirety in June 1999. The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It covers substantially all salaried and non-union hourly employees at the Nichols Aluminum divisions and Fabricating Products division and bargaining unit employees at the Lincolnshire, Illinois plant. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

                  Effective January 1, 1999 the name of the Plan was changed to the Nichols 401(k) Savings Plan. Effective July 1, 1999 the Decatur Aluminum Corp. Salaried Employees' 401(k) Retirement Plan was merged into the Plan.

         (2) Contributions. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays the administrative expenses of the Plan, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                  December 31,       December 31,
                                                     1999                1998
                                                  -----------        -----------
Fidelity Magellan Fund                            $11,269,697        $ 8,491,981
Fidelity Contrafund                                 6,531,426          5,061,757
Fidelity Growth & Income Fund                      10,115,115         10,278,570
Fidelity Balanced Fund                              3,357,817          2,331,697
Fidelity Government Money Market Fund               8,358,926          6,824,432

         During the years ended 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,642,196 and $4,948,885, respectively, as follows:

                                                     1999                 1998
                                                 ----------           ----------
Fidelity mutual funds                            $2,788,078           $4,896,639
Quanex unitized common stock                        854,118               52,246
Common / Commingled trust                                --                   --
                                                 ----------           ----------
                                                 $3,642,196           $4,948,885
                                                 ==========           ==========

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $ 6,130 and $ 6,191 for the years ended December 31, 1999 and 1998, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of Quanex Corporation common stock held by the Plan was $1,990,592 and $1,785,718, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated December 22, 1994. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         The assets and participant loans of the Decatur Aluminum Corp. Salaried Employees 401(k) Retirement Plan were transferred to the Plan on July 1, 1999.

H.       SUBSEQUENT EVENTS

         Effective February 14, 2000 the employees of Nichols Aluminum - Golden, Inc. became participants in the Plan. Effective June 1, 2000 the employees of Imperial Products, Inc. became participants in the Plan.

                SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                            EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                          NICHOLS 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1999

                                                    Shares/                              Current
                                                   Par Value            Cost              Value
                                                   ---------        -----------        -----------
Fidelity Mutual Fund Assets:
     Puritan Fund*                                    22,967            438,974            437,062
     Magellan Fund*                                   82,483          7,570,510         11,269,697
     Contrafund*                                     108,821          5,006,248          6,531,426
     Growth & Income Fund*                           214,485          6,578,366         10,115,115
     Retirement Growth Fund*                          17,943            396,212            463,826
     Overseas Fund*                                   40,427          1,789,144          1,940,898
     Balanced Fund*                                  218,608          3,240,359          3,357,817
     Blue Chip Fund*                                  29,437          1,577,960          1,769,472
     Asset Manager Fund*                               4,875             86,652             89,612
     Low-Priced Stock Fund*                            1,752             40,573             39,656
     Government Money Market Fund*                 8,358,926          8,358,926          8,358,926
Templeton Foreign Fund                                27,270            281,032            305,965
Neuberger & Berman Partners Trust Fund                   775             14,454             13,926
                                                                    -----------        -----------
               Total Mutual Fund Assets                              35,379,410         44,693,398

Quanex Corporation unitized common stock*            161,574          1,781,997          1,990,592
Common/commingled trust*                           1,718,830          1,718,830          1,718,830
Participant loans (bearing interest rates
  from 7.85% to 11%)                                                  1,337,227          1,337,227
                                                                    -----------        -----------
               Total Investments                                    $40,217,464        $49,740,047
                                                                    ===========        ===========


* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Nichols 401(k) Savings Plan


Date:  June 19, 2000                   /s/ Viren M. Parikh
                                       -----------------------------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



Exhibit
  No.                    Description
-------                  -----------
  23.1                   Independent Auditor's Consent